FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of mmmmm, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: Month 00, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

July 30, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

SILVER WHEATON TRANSACTION SCHEDULED TO CLOSE

ON SEPTEMBER 9, 2004

TSX ACCEPTS NOTICE OF SILVER WHEATON TRANSACTION

Wheaton River Minerals Ltd. (“Wheaton”) today announced that it has sent the following letter to Dennis Wheeler, Chairman and CEO of Coeur d’Alene Mines Corporation.

“July 30, 2004

Mr. Dennis E. Wheeler
Chairman and Chief Executive Officer
Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box 1
Coeur d'Alene, Idaho  83816-0316

Dear Mr. Wheeler:

Our response to your letter of July 19, 2004 is as follows:

1.

Your suggestions that the Silver Wheaton transaction is intended as a take-over defence are disingenuous at best. You were aware of Wheaton’s plans to undertake a Silver Wheaton transaction prior to Wheaton’s announcement on July 14, 2004. In fact, your Canadian lawyers were engaged by GMP Securities Ltd. to assist in the completion of the Silver Wheaton transaction long before Coeur made its initial proposals to Wheaton. Your Canadian financial advisors were also aware of the proposed Silver Wheaton transaction before Coeur made any proposal to acquire Wheaton.

2.

You have established August 27, 2004 as the expiry date for your tender offer. The closing of the Silver Wheaton transaction has been scheduled to occur on September 9, 2004, two weeks following the expiry date of your take-over bid.  You will have at least ten days following the expiry date of your offer to take-up and pay for all of the Wheaton shares tendered to your offer. Under Canadian law, you are required to take up and pay for all securities tendered to a take-over bid within 10 days of expiry of the offer. As a result, your offer should be concluded prior to the scheduled closing date of the Silver Wheaton transaction. If you are successful in acquiring 66-2/3% of the outstanding Wheaton shares prior to September 9, 2004, Wheaton will not, without Coeur’s consent, proceed with the Silver Wheaton transaction.

This letter is being sent to you by the undersigned at the request of the board of directors and the special committee.

We trust the foregoing is satisfactory.

/s/ Ian Telfer

Ian Telfer

Chairman and CEO”

As previously announced, the equity financing to be completed by Chap Mercantile Inc. (“Chap”) to fund the Cdn$46 million cash payment payable to Wheaton in connection with the Silver Wheaton transaction is scheduled to close on August 5, 2004.  The Silver Wheaton transaction is scheduled to close on September 9, 2004.  On July 14, 2004, Wheaton and Chap entered into a letter of intent to complete the Silver Wheaton transaction.  Closing of all of the transactions is subject to execution of definitive agreements, including, but not limited to, agreements relating to the purchase of silver by a subsidiary of Chap from a subsidiary of Wheaton, completion of satisfactory due diligence, approval by shareholders of Chap and receipt of all regulatory approvals and third-party consents, including acceptance by the TSX Venture Exchange.

On July 30, 2004, the Toronto Stock Exchange accepted notice of the Silver Wheaton transaction, subject to the filing of definitive documentation following closing.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.